EXHIBIT (j)(2)(a)

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 18, 2021, with respect to the financial statements and financial highlights of Calvert VP EAFE International Index Portfolio, Calvert VP Investment Grade Bond Index Portfolio, Calvert VP Nasdaq 100 Index Portfolio, Calvert VP Russell 2000® Small Cap Index Portfolio, Calvert VP S&P MidCap 400 Index Portfolio, and Calvert VP S&P 500 Index Portfolio, each a series of Calvert Variable Products, Inc., as of December 31, 2020, and for the respective years presented therein, incorporated herein by reference. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus, “Other Service Providers –Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

/s/ KPMG LLP

Philadelphia, PA

April 28, 2022